Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Generation Genius, Inc.
14622 Ventura Blvd #2026
Sherman Oaks, CA 91403
https://www.GenerationGenius.com

Up to $1,069,998.75 in Series Seed II Non-Voting Common Stock at $3.75
Minimum Target Amount: $9,997.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Generation Genius, Inc.
Address: 14622 Ventura Blvd #2026, Sherman Oaks, CA 91403
State of Incorporation: DE
Date Incorporated: June 09, 2017

Terms:

Equity

Offering Minimum: $9,997.50 | 2,666 shares of Series Seed II Non-Voting Common Stock
Offering Maximum: $1,069,998.75 | 285,333 shares of Series Seed II Non-Voting Common Stock
Type of Security Offered: Series Seed II Non-Voting Common Stock
Purchase Price of Security Offered: $3.75
Minimum Investment Amount (per investor): $525.00

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

The 10% Bonus for StartEngine Shareholders

Generation Genius, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series Seed II Non-Voting Common Stock at $3.75 / share, you will receive 110 Series Seed II Non-Voting Common Stock shares, meaning you'll own 110 shares for $375. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement

The Company and its Business

Company Overview

Generation Genius (www.GenerationGenius.com) is a Los Angeles-based startup that is creating a new platform of Hollywood-quality original content that helps teachers inspire kids in science, then math and beyond. Our content is produced in partnership

with the National Science Teachers Association and comes with lesson plans, vocabulary, discussion questions, activity guides, quiz games and more. The team includes the former President of Marvel TV & Animation and aims to grow into the Netflix for Education.

Competitors and Industry

To our knowledge, we are the only company that makes Hollywood-quality educational videos for schools. There are other companies that sell access to old content such as Discovery Education, which re-purposes their TV content library, BrainPOP, which offers short animations that are mostly 15+ years old and Mystery Science, which makes highly educational lessons, but their videos are primarily webcam lectures.

Current Stage and Roadmap

Generation Genius unveiled our platform in March 2018 at the National Science Teachers Association conference and fully launched in July 2018. We currently offer 36 sets of videos & lessons for grades 3-5 and plan to expand to Grades K-8 science. We will then move on to math and other subjects. We raised $1.6M in Jan 2018. This consists of $600,000 via a seed round and $1 million from a foundation for no equity or debt. We currently offer Grades 3-5 Science as our minimal viable product and with adequate funding, would like to expand to grades K-2 Science in 2019, grades 6-8 Science in 2020, Math in 2021 and English in 2022.

The Team

Officers and Directors

Name: Dr. Jeff Vinokur

Dr. Jeff Vinokur's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, Director
  Dates of Service: June 09, 2017 - Present
  Responsibilities: Company management, writing, producing and hosting science content. Oversees all aspects of company.

Other business experience in the past three years:

- **Employer:** UCLA
  Title: PhD Student & Researcher
  Dates of Service: September 01, 2012 - June 02, 2017
  Responsibilities: Conduct research on biofuels

Other business experience in the past three years:

- **Employer:** Dancing Scientist Shows
  Title: Sole Proprietor
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Perform live educational science programs in schools

Name: Eric S. Rollman

Eric S. Rollman's current primary role is with Rollman Entertainment. Eric S. Rollman currently services at least 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CCO, Director
  Dates of Service: June 09, 2017 - Present
  Responsibilities: Oversee all content production from concept to final delivery, weekly meetings with CEO to make key decisions as a team.

Other business experience in the past three years:

- **Employer:** Rollman Entertainment
  Title: President & CEO
  Dates of Service: July 01, 2010 - Present
  Responsibilities: Develop, produce and license children's television contet.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the

Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. Our projections are based on past performance, however past performance is no guarantee of future success.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company based on benchmarks and progress since the last round of funding. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess.

The transferability of the Securities you are buying is limited

Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be an SEC required restriction on how you can resell the securities you receive. More importantly, there is no established market for startup securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the education or media industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering equity in the amount of up to $1,069,998.75 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will need the

discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations. These projections will be based on assumptions which management believes are reasonable. Some assumptions will not materialize due to unanticipated events beyond management's control. Therefore, actual results will vary from projections. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased content and advertising budget our products will be able to gain more traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dr. Jeff Vinokur	1,566,667	Common Stock	65.28
Eric S. Rollman	600,000	Common Stock	25.0

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, and Series Seed II Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 285,333 of Series Seed II Non-Voting Common Stock.

Common Stock

The amount of security authorized is 4,600,000 with a total of 2,000,000 outstanding.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Material Rights

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

Series Seed Preferred Stock

The amount of security authorized is 400,000 with a total of 400,000 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written

consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the

greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

Series Seed II Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed II Non-Voting Common Stock.

Material Rights

LIQUIDATION:

In the event of any liquidation, dissolution, or winding up event, after the payment of all amounts required to be paid to the holders of Preferred Stock, the remaining funds will be distributed among the holders of shares of Common Stock and Series Seed II Common Stock, pro rata based on the number of shares of Common Stock and Series Seed II Common Stock held by each such holder.

DIVIDENDS:

The Corporation shall declare all dividends pro rata on the Common Stock, Series Seed II Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock and Series Seed II Common Stock held by such holders.

What it means to be a minority holder

As a minority holder of company shares, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. When the company issues more shares in future rounds of funding, the percentage of the company that you own will go down, even though the value of the company typically goes up. You would own a smaller piece of a larger and more valuable company. This could result from a stock offering such as an IPO, additional funding round or employees exercising stock options.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $600,000.00
  Number of Securities Sold: 400,000
  Use of proceeds: Designing, building and maintaining the platform. Designing and producing the educational materials that come with the videos. Advertising (Online, conferences, email lists, etc) .
  Date: January 06, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,000.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: This was for assigning equity split to founders upon company formation.
  Date: November 20, 2017
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including

those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company started in June 2017 and began producing video content in August 2017 after recieving $350,000 from a foundation. This is not traditional debt or equity since there is no interest, no maturity date and no shares sold. We opted to treat it as debt on the balance sheet instead of income. There are no sales for 2017 because our website was not live until March 2018. In 2018 we recieved an additional $650,000 from the same foundation to produce more content. This is also treated as debt. We unvelied the website in March 2018 and the product was fully launched by July 2018. Our sales are seasonal and follow the school year cycle. Back-to-school time is our primary sales period (Aug - Nov) and sales are slower during the summer (May-July) and winter break (Dec).

Historical results and cash flows:

We expect our average sale to increase as we move from offering only 3 grade levels to a K-5 offering for an entire elementary school. Our advertising efficiency is also expected to improve since twice as many teachers will be interested in our videos. In addition, we expect to have renewal revenue starting in Sep 2019. These factors combined suggest that revenue in our second school year will be significantly higher with a larger profit margin on customer acquisition.

In our first school year, 2018-2019, cash flow has been challenging because in our business model, we acquire subscribers at cost or make a small amount of money on the initial acquisition, however that revenue is currently not enough to offset all operating costs such as our web developer, customer support, streaming bandwidth, etc. Starting September 2019, accounts will come up for renewal and provide us with significant revewal revenue. This added cash should allow us to become cash flow positive and potentially scale faster. Our business model is to acquire customers at cost or make a small amount of money on the acquisition, and then to keep these users as paying subscribers. The lifetime value of a subscription is expected to be about $737 based on a 70% anticipated renewal rate.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Dec 31st 2018 we have $173,190 in working capital which includes both cash on hand an accounts receivable (purchase orders from schools which are legally enforceable documents to pay). We also have an additional $40,000 in available credit which is not utilized.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Generation Genius has the working capital to operate if the goals of this campaign are not reached, however the production of new content may be delayed without investment which reduces our growth potential.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are not necessary for the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we are unable to raise funds, our growth will be reduced, however we will not cease operation due to expected renewal revenue which will start in Sep 2019.

How long will you be able to operate the company if you raise your maximum funding goal?

If we are able to raise funds, our growth will be accelerated. To continue rapid growth beyond the 2020-2021 school year, we may need to raise funds in a Series A round to produce K-8 Math content.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

For additional capital, the Company will need to raise additional funding through a Series A round.

Indebtedness

- **Creditor:** Chase Bank
  Amount Owed: $1,181.00
  Interest Rate: 21.0%
  Maturity Date: January 31, 2019

- **Creditor:** Mark Stollar
  Amount Owed: $70.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2019

- **Creditor:** A 501c3 Foundation
  Amount Owed: $1,000,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2099
  On August 23, 2017 the company entered into an agreement with a Delaware non-profit corporation in which the non-profit agreed to provide production funding to Generation Genius in the amount of $1,000,000 to develop and produce a series of educational science videos. The funds were paid to Generation Genius in four tranches with no interest obligation. To the extent the funded series generates revenue, the company has a repayment obligation to the non-profit of 10% of project revenue until the amount of initial funding is fully recouped. If the project does not result in any revenues, the Company is not liable to pay back the funds. As of December 31, 2018, and December 31, 2017, $650,000 and $350,000 have been provided by the non-profit, respectively.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,000,000.00

Valuation Details:

Our seed round had a post-money valuation of $3,600,000. At that time we were a team of two people with a pitch deck and strong track records. We had no content, no platform, no sales and no proof of product-market fit. 15 months later we have all of these and a strong growth curve with a clear path to scale. Based on studying data on CrunchBase, CBinsights and the Angelist Startup Valuation Data, we believe this progress justifies a 2.5X increase in valuation as compared to the previous round.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Working Capital*
  94.0%
  If only the minimum is raised, all funding will go to working capital which is used for things like marketing and website development.

If we raise the over allotment amount of $1,069,998.75, we plan to use these proceeds

as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  14.0%
  We run digital ads to reach teachers in places like Google Search Ads, YouTube Ads, etc. We also attend conferences and do email marketing through teacher lists available through many reputable providers.

- *Video Production*
  80.0%
  If we raise the maximum, we will use the funds to produce 36 sets of videos & lessons for grades K-2. This doubles the amount of content on the platform and reaches twice as many teachers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.GenerationGenius.com (www.GenerationGenius.com/Investor-Reporting).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gg

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Generation Genius, Inc.

[See attached]

GENERATION GENIUS, INC.
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017

Generation Genius, Inc
Index to Financial Statements
(unaudited)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Generation Genius, Inc
Los Angeles, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Generation Genius, Inc (the "Company,"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018 and December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Marko Glisic, CPA
Los Angeles, California
02/25/19

Marko Glisic, CPA

GENERATION GENIUS, INC.
BALANCE SHEETS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	126,054	315,475
Account Receivables	47,136	-
Prepaid Insurance	1,806	2,838
Deferred Tax Assets Current	14,604	802
Total Current Assets	189,600	319,115
Non Current Assets		
Fixed Assets		
Capitalized Video Productions	935,686	348,615
Accumulated Depreciation	(63,977)	(9,573)
Total Fixed Assets	871,709	339,042
Intangible Assets		
Start Up Expenses	-	-
Accumulated Amortization	-	-
Production In Process	-	32,096
Total Intangible Assets	-	32,096
Total Non Current Assets	871,709	371,138
TOTAL ASSETS	$ 1,061,309	$ 690,253
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Account Payable	-	152
Credit Cards	1,181	6,261
Payroll Payable	70	-
Tax Payable	-	-

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

- 3 -

Total Current Liabilities	1,251	6,413
Long Term Liabilities		
Non-Current Deferred Tax Liability	24,698	7,546
Foundation Financing Instrument	1,000,000	350,000
Total Non-Current Liabilities	1,024,698	357,546
Total Liabilities	1,025,949	363,959
Equity		
Common Stock, par value $0.001 9,600,000 shares authorized, 2,000,000 issued and outstanding	2,000	2,000
Preferred Stock, par value $0.001 400,000 shares authorized, 400,000 issued and outstanding	400	400
Additional Paid In Capital	600,356	600,356
Subscription Receivable	-	(207,056)
Retained Earnings	(69,407)	-
Net Income	(497,989)	(69,407)
Total Equity	35,360	326,293
TOTAL LIABILITIES & EQUITY	$ 1,061,309	$ 690,253

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

- 4 -

GENERATION GENIUS, INC.
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 270,843	$ -
Other Income	6,936	
Cost of Goods Sold	83,943	-
Gross Margin	193,836	976
Operating Expenses	-	-
Advertising and Marketing	410,800	-
General and Administrative Expenses	162,661	52,995
Research and Development	58,779	-
Total Expense	632,240	52,995
Operating Income/(Loss)	(438,404)	(52,019)
Amortization Expense	(7,333)	(3,667)
Depreciation Expense	(47,071)	(5,906)
Operating Income	(492,808)	(61,592)
Interest Expense	(716)	-
Pre-Tax Income	(493,524)	(61,592)
Income Tax Expense	(4,465)	(7,815)
Net income	$ (497,989)	$ (69,407)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 5 -

GENERATION GENIUS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Inception (June 9, 2017)	-	-	-	-	-	-	-	-
Issuance of Shares	2,000,000	2,000	400,000	400	600,356	(207,056)	-	395,700
Net income (loss)	-	-	-	-	-	-	(69,407)	(69,407)
Balance at December 31, 2017	2,000,000	2,000	400,000	400	600,356	(207,056)	(69,407)	326,293
Contribution	-	-	-	-	-	207,056	-	207,056
Net income (loss)	-	-	-	-	-	-	(497,989)	(497,989)
Balance at December 31, 2018	2,000,000	$ 2,000	400,000	$ 400	$ 600,356	$ -	$ (567,396)	$ 35,360

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 6 -

GENERATION GENIOUS, INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income	$ (497,989)	$ (69,407)
Depreciation Expense	54,404	9,573
Total Adjustments to reconcile Net Cash Provided By Operations:		
Account Receivable	(47,136)	-
Taxes	3,349	6,745
Prepaid Insurance	1,032	(2,838)
Account Payable	(152)	152
Credit Cards	(5,080)	6,261
Payroll Payable	70	-
Net Cash Provided By Operating Activities:	**(491,502)**	**(49,514)**
Cash flows from Investing Activities		
Capital Expenditures	(554,975)	(380,711)
Production In Process Expenditures		
Net Cash used in investing activities	**(554,975)**	**(380,711)**
Cash flows from Financing activities		
Foundation Financing Instrument Borrowing	650,000	350,000
Contributed Capital	207,056	395,700
Net cash received from financing activities	**857,056**	**745,700**
Net (decrease) increase in cash and cash equivalents	(189,421)	315,475

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

Cash and cash equivalents at beginning of period	315,475	-
Cash and cash equivalents at end of period	**$ 126,054**	**$ 315,475**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Generation Genius, Inc. was formed on June 9th 2017. Generation Genius's primary business is the sale of online subscriptions to its website www.GenerationGenius.com, which provides science videos and lessons for kids in grades 3-5. The subscription is purchased primarily by US teachers. The company produces its own original content in partnership with the National Science Teachers Association. The website was unveiled on March 16th 2018 at the National Conference for Science Teachers and fully launched in July 2018. Over $250,000 in revenue has been recorded from launch on March 16th 2018 through December 31st 2018. The company's headquarters are located in Los Angeles, California.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company carried receivables of $47,136 and $0, respectively and no allowances against such.

Inventory

No inventory will be part of the Generation Genius Incorporated business model. All subscriptions are delivered electronically.

Property and Equipment

Property and equipment will be stated at cost. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Video Production Costs

Video production costs are capitalized and amortized over 10 years as it approximates the estimated usage of the videos.

Revenue Recognition

The Company will recognize revenues primarily from the sale of online subscriptions when an order is placed via www.GenerationGenius.com when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

On August 23, 2017 the company entered into an agreement with a Delaware non-profit corporation in which the non-profit agreed to provide production funding to Generation Genius in the amount of $1,000,000 to develop and produce a series of educational science videos featuring Dr. Jeffrey Vinokur. The funds were paid to Generation Genius in four tranches with no interest obligation. To the extent the funded series generates revenue, the company has a repayment obligation to the non-profit of 10% of project revenue until the amount of initial funding is fully recouped. If the project does not result in any revenues, the Company is not liable to pay back the funds. As of December 31, 2018, and December 31, 2017, $650,000 and $350,000 have been provided by the non-profit, respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 9,600,000 shares of our common stock with par value of $0.001. As of December 31, 2018, and 2017, 2,000,000 shares of common stock are issued and outstanding for a consideration of $2000.

Preferred Stock
We have authorized the issuance of 400,000 shares of Series Seed preferred stock with par value of $0.001 and with an original issue price of $1.50. As of December 31, 2018, and 2017 all 400,000 shares are issued and outstanding and gross proceeds from the Series Seed Preferred Stock offering is $600.000.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred income tax provision for deferral and state income taxes for the year December 31, 2018 and December 31, 2017.

	12/31/2018	12/31/2017
Current:		
Federal, state, and local	$ -	$ -
Foreign		
Total	-	-
Deferred		
Federal, state, and local	3,349	6,745
Foreign		
Total non-current expense (benefit)	3,349	6,745

Total		$3,349	$6,745

Deferred tax assets (liabilities) comprised the following as of December 31, 2018 and December 31, 2017:

	12/31/2018	12/31/2017
NOL Carryforward	$ 141,247	$23,561
Valuation Allowance	(141,247)	(23,561)
Operating Accruals	0	802
Property	14,604	(7,546)
Total	$ (10,094)	$ (6,745)

Total deferred tax assets and deferred tax liabilities as of December 31, 2018 and December 31, 2017 were as follows:

Current	12/31/2018	12/31/2017
Deferred Tax Assets	$ 14,650	$ 847
Deferred Tax Liabilities	(45)	(45)
Net Current Deferred Tax Asset	$ 14,604	$ 802

Both gross and non-current deferred tax liabilities were $24,698 and $7,546 as of December 31, 2018 and December 31, 2017, respectively.

The non-current deferred tax assets were $23,561 and $141,247. The Company has evaluated the realizability of its gross federal and state non-current deferred income tax assets. Accounting Standards Codification 740, Income Taxes, requires that deferred income tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred income tax assets will not be realized. Realization of deferred tax assets is dependent upon the generation of future taxable income. As a result of the Company incurring tax losses from inception, management has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance totaling $23,561 and $141,247 has been recorded against its net deferred tax assets as of December 31, 2018 and 2017.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through February 25, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine

Discover Investments Raise Capital Sign In

This offering is not live or open to the public at this moment.

PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $1.07M goal
Generation Genius, Inc.
Small OPO
Education
Accepting International Investment

Overview Team Terms Updates Comments Share

INVEST IN GENERATION GENIUS

A startup that produces Hollywood-quality educational content for schools, which now spend $10 billion a year on digital learning.



THE PROBLEM

TEACHERS ARE STILL USING 25-YEAR-OLD VHS TAPES

Education is one of the last sectors to be remade by technology. Today there are new educational standards and a new generation of kids, yet 90% of elementary teachers still show outdated videos.


Disney
BILL NYE
the Science Guy
THE HUMAN BODY
THE INSIDE SCOOP!


Scholastic's
NEW
The Magic School Bus
Out Of This World
SCHOLASTIC


SCHOOL HOUSE ROCK!
Grammar Rock
CONJUNCTION JCT.
Knowledge is Power!

OPPORTUNITY

SCHOOLS NOW SPEND $10 BILLION A YEAR ON DIGITAL LEARNING

Today 98% of classrooms have internet access, digital textbooks and smartboards, yet the content kids are watching is 25 years old. The educational entertainment market is ripe for disruption.



INTRODUCING GENERATION GENIUS

IT'S LIKE NETFLIX FOR THE CLASSROOM





WWW.GENERATIONGENIUS.COM

Generation Genius is a platform of Hollywood-quality, original content made for schools. We launched Grades 3-5 science in July 2018 and will expand to all K-8 core subjects to become Netflix for Learning.

PRODUCED IN PARTNERSHIP WITH:



Our 12-minute videos are produced in partnership with the National Science Teachers Association and can be streamed from any device. The videos come with online lesson plans, quizzes, vocabulary and more.

Includes Online Educational Material



 Lesson Plans

 Vocabulary

 Paper & Online Quizzes

 DIY Activity Guide

 Discussion Questions

 Teacher Guides

LAUNCHED JULY 2018 WITH SOME SERIOUS TRACTION

In just 9 months we had over $500,000 in sales, added over 3,000 paying subscribers and reach more than 200,000 kids. We are now ready to scale the business by adding more grade levels and subjects.

TOTAL # KIDS REACHED TO DATE



MONTHLY SALES (ANNUALIZED)



WHY OUR CUSTOMERS LOVE US



Nancy Odom
3rd Grade Teacher
Oxford, North Carolina
★★★★★

"This by far, was one of the best resources I have come across. My students, third grade, absolutely loved the videos and lessons. Everyday they would ask if we were going to generation genius! I highly recommend trying them out you will be hooked!"

via facebook



Katie McGrath
4th Grade Teacher
Ocala, Florida
★★★★★

"Generation Genius is... genius! My students LOVE it! I use it to introduce the concept of the week in Science. I also replay it as review before we take a test. Students are engaged and excited about the videos. Loved it so much paid for it with my own money! It is so worth it!"

via facebook



Brandalyn Holzberger
Homeschool Parent
Thousand Oaks, California
★★★★★

"The videos are magical in the way they help kids to really understand concepts in a very practical way. I actually had to change the password because my kids were sneaking out of bed to watch these videos. Keep the videos coming. I would LOVE more topics."

via facebook

PROVEN TO HELP KIDS LEARN

WestEd, a prestigious research group that does work for the U.S. Department of Education, studied our videos at 12 elementary schools with 439 students. **The results are:**



92%	90%	88%
of students said it	correctly answered quiz	said it made them think





helped them learn. | questions about the lesson. | that science is cool.

BUSINESS MODEL

THE GENERATION GENIUS BUSINESS MODEL



① **Online Ads** ⟶ ② **Free Trial** ⟶ ③ **Paid User**

U.S. teachers visit our website through paid ads. Teachers get a 14-day free trial, no credit card required. Our low cost plans can fit into a school's budget. As we add more content, we will start seling to parents.



Schools	Teachers	Parents
$495 PER YEAR	**$95** PER YEAR	**$5** PER MONTH

Our **acquisition cost is $137** with a **subscriber lifetime value of $737** based on an estimated 70% annual renewal rate. The average initial sale is $170 with the majority of subscribers already set to auto-renew.

NEXT STEP

IN YEAR 2, WE AIM TO DOUBLE SALES BY DOUBLING THE AMOUNT OF CONTENT

We launched with just 36 videos for grades 3-5 to prove the concept. Next, we will add 36 videos for grades K-2, making us a school-wide product, driving $495 school sales instead of $95 teacher sales.











We launched with only 3 grade levels, so 80% of sales are teachers at $95. Adding grades K-2 makes us a school wide product, **driving $495 school sales.**

Our closest competitor charges $1500 for their K-5 science program. Adding K-2 doubles our library, justifying a **price increase from $495 to $995.**

Our ads are only relevant to grades 3-5 teachers. Adding K-2 would double the interested audience size, **cutting our customer acquisition cost in half.**

MEET FOUNDER & CEO



DR. JEFF VINOKUR, PHD

PhD in Biochemistry from UCLA, appears on NBC's Today Show, ABC's The View, etc.

Dr. Jeff Vinokur, 28, holds a PhD in Biochemistry from UCLA, he has peformed science experiments on NBC's Today Show, ABC's The View, Rachel Ray and has over 25 million YouTube views.

His stage show has toured coast to coast with presentations at the World Science Festival, Smithsonian Institution and over 400 schools from San Francisco to Boston. Dr. Jeff has also helped invented hit science toys found in Target, consults on science shows for Netflix & Fox and conducted cutting-edge research on biofuels. His science credits include a full scholarship to UCLA, prestigious fellowships from the National Science Foundation and an impressive track record of research publications.

Dr. Jeff invested $360,000 of his own money to start Generation Genius after visting schools and realizing that they were using VHS tapes from the 1990s.

MEET CO-FOUNDER & PRESIDENT



ERIC S. ROLLMAN

Former President of Marvel TV & Animation and 2016 Emmy Award Winner for Best Children's Series.

Eric S. Rollman is a world leader in children's TV, having won the 2016 Emmy Award for creating and executive producing "Sea Rescue" on ABC.

He is the former President of Marvel TV & Animation and former President of Fox Family Productions Wordwide. Fox Family & Marvel were sold to Disney for a combined $7 billion. Eric is credited on over 7,500 hours of children's TV. His clients include the NFL, Activision, Seaworld, and Mattel. He most recently produced "Skylanders Academy" for Netflix. Eric's father was a science teacher for 40 years so

 this time, it's personal.

Eric has created and produced shows for:

    

MISSION

WE ARE ON A MISSION TO MAKE A DIFFERENCE AND MAKE MONEY FOR OUR SHAREHOLDERS

We are a type of **for-profit** company called a Public Benefit Corporation. This is identical to a regular C-corporation in all ways but one; it allows us to consider mission in addition to profit.

  

Watching a Lesson in 6th Grade.   Watching a Lesson in 1st Grade.   DIY Activity in 5th Grade.

PLAN

5 YEAR TARGET:
BECOME LIKE NETFLIX FOR THE CLASSROOM

Our roadmap is to add K-2 science for Fall 2019, then 6-8 science for Fall 2020. Then we will add K-8 math videos with an all new cast and a target release date of Fall 2021. After math, we will make K-8 English. The expansion to more grade levels and subjects will fuel our growth in the U.S. and beyond.



PROJECTION

HOW BIG IS OUR 5 YEAR GROWTH POTENTIAL?

School Year	This Year	Year 2	Year 3	Year 4	Year 5
School Market Share	0.7%	1.4%	2.0%	4.4%	9.1%
Teacher Market Share	2.9%	5.7%	7.4%	14.0%	29.1%
Revenue	**$1,201,000**	**$6,680,000**	**$20,550,000**	**$46,102,000**	**$95,677,000**
Operating Expenses	$265,000	$385,000	$769,000	$1,539,000	$3,078,000
Advertising Expenses	$712,000	$1,796,000	$3,592,000	$7,183,000	$14,337,000
Production Expenses	$1,000,000	$1,000,000	$3,000,000	$3,000,000	$3,000,000
Pre-Tax Profits (EBITDA)	**($776,000)**	**$3,499,000**	**$13,189,000**	**$34,380,000**	**$75,262,000**
Your Potential ROI	**-**	**4x**	**11x**	**30x**	**65x**

Methodology: To build this projection we used actuals from the last 9 months and made the following 3 assumptions going forward:

1. 70% of subcribers would renew each year.
2. We can double ad spend each year.
3. We can increase the price from $495 to $995 and then to $1495 as we add more content.

Due to the price increase, our profit margin goes up significantly each year. Please note that this is a forward looking projection based on information currently available, a full legal disclaimer is below.

EXIT STRATEGY

HOW YOU COULD MAKE MONEY

If Generation Genius becomes the go-to destination for educational entertainment, we would be an ideal target for acquisition by education companies that are catching up with the times, streaming platforms that aggregate content or tech companies competing in the education space.



Education companies catching up with the times: SCHOLASTIC, Pearson, Houghton Mifflin Harcourt

Streaming companies acquiring content for kids: NETFLIX, hulu, prime video

Tech companies that have made edtech acquisitions: Google, Microsoft, Apple

NOTABLE ACQUISITIONS OF EDTECH COMPANIES



Acquired for **$350 Million** — PowerSchool

Acquired for **$1.1 Billion** — RENAISSANCE LEARNING

Acquired for **$360 Million** — Amplify learning.

Acquired for **$137 Million**

Acquired for **$1.5 Billion**

Acquired for **$1.6 Billion**







Edmodo | lynda.com | Blackboard

STRATEGY

BECOME AN OWNER TODAY

Invest in a growing startup disrupting the education market.



INVESTMENT OFFERING

GENERATION GENIUS, INC.

Series Seed II

Common Stock (non-voting)

$3.75 per share

$525 minimum investment

Current Valuation: $9 Million

FAQ

FREQUENTLY ASKED QUESTIONS

How much money could I potentially make and when?

You would make money if Generation Genius is acquired or goes public. If our best-case scenario projected above is achieved, a $5,000 investment today would be worth $325,000 in 5 years. Any potential investor must realize that achieving the best-case scenario is very rare for any startup. Most startups fail and in that case your stock could lose all value.

What will the money be used for?

80% will be used to make K-2 science videos, 14% will be used to advertise the launch of the K-2 series, 6% will go to StartEngine fees and a small amount will be used to advertise this raise to potential investors.

Is there a catch?

There is no catch but it should be clear to any potential investor, that investing in startups is very risky. On average 9 out of 10 fail. While investing in a successful startup could offer returns as high as 100X, the reality is that most startups go to zero. Do not invest money you cannot afford to lose.

How was the valuation determined?

In January 2018 we raised a seed round from angel investors at a valuation of $3.6 million. At that time we were little more than a powerpoint and a team with a track record. 15 months later, we have made the content, built the platform, have strong sales with a clear path to scale. Based on studying data on CrunchBase and Angelist, we believe this progress justifies a 2.5X increase in valuation.

Why crowdfunding?

We chose to crowdfund because we need to make K-2 videos in time for Fall 2019 (back to school season). It can take 3-6 months to raise money from venture capital firms, which would miss the key launch window. We decided to crowdfund since it could be accomplished in a 30-60 day campaign.

How big is the current team?

The core team is 5 people: Dr. Jeff Vinokur and Eric Rollman lead the team. We also have 1 web developer, 1 digital marketing manager and 1 customer support representative. When we produce content we briefly expand the team to about 40 people by hiring directors, producers, editors, etc.

Do you have any competition?

To our knowledge, we are the only company making Hollywood-quality oiginal videos for schools. The closest product in the market is "Mystery Science" which has great science lessons; however, their videos are best described as a teacher sitting at a desk and talking to a webcam.

What can I expect if I invest?

Expect a bumpy road because the school business is very seasonal. You will be updated via email by the founders quarterly with progress reports. Remember that holding stock in a startup is not like holding stock in a public company, meaning there is no stock price to check and the investment will have no liquidity for at least 5 years, which is the time frame we hope to be in a position to be acquired.

Can I ask you questions?

Yes! Crowdfunding is highly regulated by the U.S. Securities and Exchange Commission, which mandates that we make any information we give you available to everyone, so that no one has an unfair advantage. For that reason, we can't answer questions by email (even though we want to). Instead, please post questions in the comments section below, and we will be happy to answer them.

Offering Summary

Company	:	Generation Genius, Inc.
Corporate Address	:	14622 Ventura Blvd #2026, Sherman Oaks, CA 91403
Offering Minimum	:	$9,997.50
Offering Maximum	:	$1,069,998.75
Minimum Investment Amount (per investor)	:	$525.00

Terms

Offering Type	:	Equity
Security Name	:	Series Seed II Non-Voting Common Stock
Minimum Number of Shares Offered	:	2,666
Maximum Number of Shares Offered	:	285,333
Price per Share	:	$3.75
Pre-Money Valuation	:	$9,000,000.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

The 10% Bonus for StartEngine Shareholders

Generation Genius, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series Seed II Non-Voting Common Stock at $3.75 / share, you will receive 110 Series Seed II Non-Voting Common Stock shares, meaning you'll own 110 shares for $375. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Generation Genius, Inc. to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post





EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

My name is Dr. Jeff Vinokur, but perhaps better known, as the Dancing Scientist. I have appeared on many national and international TV shows. I have also helped invent hit science toys, performed at the world science festival, and hundreds of schools around the country. Today schools spend $10 billion a year on digital learning, yet teachers still use 25 year old videos to engage students in science. That's why we created Generation Genius! A new company that creates entertaining and educational videos for schools. The videos are made in partnership with the National Science Teachers Association, the organization that helped create the new standards for U.S. schools.

Each video come with a lesson plan, discussion questions, quizzes, and do it yourself activities easily done in the classroom. All of it is available through a Netflix like subscription. Most importantly its kid tested and approved. Only 9 months since we officially launched, we did over $500,000 in sales, we reach over 200,000 students nationwide and our average growth is over 80% month to month. But I couldn't do this alone. Meet my partner, the 2016 Emmy award winner for best childrens series and former president of Marvel Television, Eric Rollman. I've spent 3 decades producing award winning kids shows for iconic brands and building two companies that were sold to Disney for a combined $7 billion. But this time it's personal. My dad was a science teacher for 40 years and I am now the father of an elementary school student. With Jeff's passion and my experience, our vision to help kids learn while building a company with tremendous value is already being realized. We launched Generation Genius with only 1 original series for grades 3-5 science. We have proven the demand, the business model and our ability to execute. We are now ready to scale the business by adding more grade levels and more subjects to grow into netflix for the classroom. To do that we are offering you an opportunity to invest in Generation Genius. With your investment we can expand this digital library that will reach millions of young minds and inspire the next generation of great thinkers, innovators and inventors of tomorrow, while potentially changing your financial future. Join us in bringing science to the next generation. Generation Genius.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:00 PM 03/21/2019
FILED 08:00 PM 03/21/2019
SR 20192182461 - File Number 6439404

GENERATION GENIUS, INC.

RESTATED CERTIFICATE OF INCORPORATION

A PUBLIC BENEFIT CORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Generation Genius, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is Generation Genius, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 9, 2017.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 13th day of March, 2019.

By: [signature] 3/13/2019
Jeffrey M. Vinokur, Chief Executive Officer

Exhibit A

GENERATION GENIUS, INC.

RESTATED CERTIFICATE OF INCORPORATION

A PUBLIC BENEFIT CORPORATION

ARTICLE I: NAME.

The name of this corporation is Generation Genius, Inc. (the **"Corporation"**).

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 9 E. Loockerman Street, Suite 311, Dover, Delaware 19901. The name of its registered agent at such address is Registered Agent Solutions, Inc. Located in Kent County.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "Restated Certificate"), the following terms have the meanings set forth below:

"**Board Composition**" means the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation, and the holders of record of the shares of Common Stock and Series Seed Preferred Stock, together, shall be entitled to elect one (1) director of the Corporation

"**Original Issue Price**" means $1.50 per share for the Series Seed Preferred Stock (as adjusted for any stock splits, combinations, dividends, recapitalizations, or the like).

"**Requisite Holders**" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: SPECIFIC PUBLIC BENEFIT PURPOSE.

The specific public benefit purpose of the corporation is to inspire kids in STEM (science, technology, engineering, mathematics).

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 10,000,000, consisting of (a) 4,600,000 shares of Common Stock, $0.001 per share, (b) 5,000,000 shares of Series Seed II Non-Voting Common Stock, $0.001 per share, and (c) 400,000 shares of Preferred Stock, $0.001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "*Series Seed Preferred Stock*".

A.   COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock and Series Seed II Non-Voting Common Stock.

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. Holders of shares of Series Seed II Non-Voting Common Stock shall have no right to vote on, or receive notice regarding, any matter submitted to a vote or for the consent of the stockholders of the Company, including, but not limited to, the election of directors.

B.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1.   Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock and Series Seed II Non-Voting Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds

and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 <u>Payments to Holders of Common Stock and Series Seed II Non-Voting Common Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock and Series Seed II Non-Voting Common Stock, pro rata based on the number of shares of Common Stock and Series Seed II Non-Voting Common Stock held by each such holder.

1.3 <u>Deemed Liquidation Events</u>.

1.3.1 <u>Definition</u>. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or

any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 <u>Amount Deemed Paid or Distributed</u>. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. <u>Voting</u>.

2.1 <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 <u>Election of Directors</u>. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 <u>Preferred Stock Protective Provisions</u>. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock, Series Seed II Non-Voting Common Stock or Preferred Stock (other than pursuant to employee or consultant or other agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock and Series Seed II Non-Voting Common Stock; or

(f)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3.   Conversion. The holders of the Preferred Stock have the following conversion rights (the "**Conversion Rights**"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2   Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of

all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4   No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or,

in the event a a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

> (a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

> (b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and there-after such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

        3.6   <u>Adjustments for Other Dividends and Distributions</u>. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

        3.7   <u>Adjustment for Reclassification, Exchange and Substitution</u>. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (<u>other</u> <u>than</u> by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

        3.8   <u>Adjustment for Merger or Consolidation</u>. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the

Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each

holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock, Series Seed II Non-Voting Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock and Series Seed II Non-Voting Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a)   the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8.   Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal

contained in agreements providing for such right, (iii) repurchases of Common Stock, Series Seed II Non-Voting Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock, Series Seed II Non-Voting Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "*Bylaws*"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

*   *   *   *   *